Exhibit 12.1
Equity Office Properties Trust
Statement of Earnings to Fixed Charges
(Dollars in thousands)

For the six months ended
June 30, 2006
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and gain on sales of real estate	$71,647

Plus Fixed Charges:
Interest expense	447,619
Capitalized interest	7,040
Loan amortization cost	5,961

Fixed charges	460,620

Plus amortization of capitalized interest	845
Less contributed income of investments in unconsolidated joint ventures	(2,592)
Less capitalized interest	(7,040)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(19,562)

Total	(28,349)

Earnings	$503,918

Fixed charges	$460,620

Earnings to fixed charges	1.1